Exhibit 99.2

PROXY VOTE INSTRUCTION

Sono Group N.V. (Company)

Proxy for Extraordinary General Meeting: 7 November 2024

The undersigned hereby authorises the chairperson of the extraordinary general meeting of the Company (EGM), as his/her true and lawful agent and proxy, to represent the undersigned at the EGM to be held on 7 November 2024 at 12.00 (CET), for the purposes set forth below and in the notice of the EGM as issued by the Company, in all matters coming before said meeting and to exercise the voting rights of the undersigned in accordance with the voting instructions below.

Please mark your votes in the below table. If no choice is specified in respect of the sole voting item on the agenda, the proxyholder shall vote "FOR" such agenda item.

The undersigned is holder of (insert number) _________________________________________ shares on the Record Date.

Agenda item		FOR	AGAINST	ABSTAIN
Item 2	APPOINTMENT OF MR OWEN MAY AS MEMBER OF THE SUPERVISORY BOARD
Item 3	AMENDMENT OF ARTICLES OF ASSOCIATION PART A (TO COMPLY WITH NASDAQ RULES AND SIMPLIFY CEO STRUCTURE)
Item 4.1	AMEND THE COMPANY'S ARTICLES OF ASSOCIATION PART B
Item 4.2	APPROVE THE CONVERSION OF THE YA II PN, LTD. CONVERTIBLE DEBENTURE(S) INTO ORDINARY SHARES AND PREFERRED SHARES IN THE CAPITAL OF THE COMPANY IN A RATIO TO BE DETERMINED BY THE MANAGEMENT BOARD
Item 4.3	AUTHORISE THE MANAGEMENT BOARD TO ISSUE ORDINARY SHARES AND PREFERRED SHARES AND/OR GRANT THE RIGHTS TO SUBSCRIBE FOR ORDINARY SHARES AND PREFERRED SHARES TO THE CONVERTIBLE DEBENTURE(S) HOLDER
Item 4.4	AUTHORISE THE MANAGEMENT BOARD TO EXCLUDE PRE-EMPTION RIGHTS IN RELATION TO THE CONVERTIBLE DE-BENTURE(S) AND THE ISSUANCE OF ORDINARY SHARES AND PREFERRED SHARES AND/OR THE GRANTING OF RIGHTS TO SUBSCRIBE FOR ORDINARY SHARES AND PREFERRED

Item 4.5	EFFECT AND APPROVE THE ISSUANCE OF MORE THAN 20% OF THE COMPANY’S OUTSTANDING SHARES UPON THE CONVERSION OF ONE OR MORE OF THE CONVERTIBLE DEBENTURE(S), IN ACCORDANCE WITH THE REQUIREMENT OF NASDAQ LISTING RULES 5635(B) AND 5635(D)
Item 5	AMENDMENT THE COMPANY'S ARTICLES OF ASSOCIATION PART C (TO INCREASE AUTHORISED CAPITAL FOR EXISTING AUTHORITY)

Signature(s): ___________________________________________________

Date: ____________________

Note: Please provide proof of shareholding / voting rights / meeting rights on the Record Date.

Note: Please sign as name appears below, joint owners should each sign. When signing as authorised representative of a shareholder, attorney, executor, administrator or guardian, please give full title as such and provide evidence of representation authority.

Note: This power of attorney is granted with the power of substitution.

Note: The relationship between the undersigned and the proxyholder under this power of attorney is governed exclusively by the laws of the Netherlands.

Name of shareholder in block letters:__________________________________________________

Please mark if you would like to attend the EGM meeting:	Yes: О	No: О

Please return your duly completed and signed proxy to ir@sonomotors.com no later than 31 October 2024, 12.00 p.m. (CET).